UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 13, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Telenav, Inc.

File No. 001-34720 - CF#35687
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Telenav, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.16.40, 10.16.41, and 10.16.42 to a Form 10-Q filed on November 9, 2017, and for information it excluded from Exhibit 10.26.21 to a Form 10-Q filed on November 9, 2017 as modified by the same contract refiled with fewer redactions as Exhibit 10.26.21 to a Form 10-Q filed on May 10, 2018.

Based on representations by Telenav, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16.40 to Form 10-Q filed on November 9, 2017   through November 8, 2022
Exhibit 10.16.41 to Form 10-Q filed on November 9, 2017   through November 8, 2022
Exhibit 10.16.42 to Form 10-Q filed on November 9, 2017   through November 8, 2022
Exhibit 10.26.21 to Form 10-Q filed on November 9, 2017   through November 8, 2022
Exhibit 10.26.21 to Form 10-Q filed on May 10, 2018   through November 8, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary